Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-196374

Supplementing the Preliminary Prospectus dated October 30, 2015

Dated November 6, 2015

CANCER GENETICS, INC.

Free Writing Prospectus

This free writing prospectus relates to Cancer Genetics, Inc. (“Cancer Genetics,” the “Company,” “we,” “our” or “us”) and should be read together with the Prospectus relating to the offering of the shares of common stock of Cancer Genetics and warrants to purchase common stock.

The Company has filed a Registration Statement on Form S-3  with the Securities and Exchange Commission including a base prospectus, and a preliminary prospectus supplement, dated October 30, 2015 (collectively the “Preliminary Prospectus”) with respect to the offering of shares of the Company’s common stock and warrants to which this communication relates.   Before you invest, you should read the Preliminary Prospectus (including the risk factors describes therein) and, when available, the final prospectus supplement relating to the offering (“Final Prospectus”), and the other documents filed with the SEC and incorporated by reference in the Preliminary Prospectus and Final Prospectus for more complete information about us and the offering. You may get these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http://sec.gov.

Alternatively, we or any underwriter participating in the offering will arrange to send you the Preliminary Prospectus and Final Prospectus if you contact  Joseph Gunnar & Co, LLC, Prospectus Department, 30 Broad Street, 11th Fl, New York, NY  10004, telephone 212-440-9600, email: prospectus@jgunnar.com or Feltl and Company, Inc., Prospectus Department, 2100 LaSalle Plaza, 800 LaSalle Avenue, Minneapolis, MN 55402, email: prospectus@feltl.com.

To review a filed copy of the Preliminary Prospectus, you may also click on the following link:

http://www.sec.gov/Archives/edgar/data/1349929/000104746915008203/a2226254z424b5.htm

The following information updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith, or was prepared based on assumptions that are inconsistent with the information below.

Cancer Genetics, Inc.

Public Offering of

3,000,000 shares of Common Stock, par value $0.0001 per share and warrants to purchase up to 3,000,000 shares of Common Stock

(the “Offering”)

Issuer:	Cancer Genetics, Inc., a Delaware corporation.

Ticker/Exchange for common stock:	CGIX/The NASDAQ Capital Market.

Common stock offered by us:	3,000,000 shares of common stock.

Warrants offered by us:

Warrants to purchase up to 3,000,000 shares of common stock.  Each warrant will have an exercise price of $5.00 per share, will be exercisable upon issuance and will expire five years from the date of issuance.

Underwriters’ option to purchase additional securities from us:

We have granted the underwriters a 45-day option to purchase up to 450,000 additional shares of our common stock at the public offering price of $4.00 per share and/or warrants to purchase up to 450,000 additional shares of our common stock from us, less underwriting discounts and commissions.

Common stock to be outstanding after the offering:

12,844,360 shares, or 15,844,360 shares of our common stock if the warrants offered in this offering are exercised in full (assuming no exercise of the underwriters’ option to purchase additional shares).

Public offering price per share (with accompanying warrant):	$4.00.

Gross proceeds to the issuer before underwriting discount and expenses:

$12.0 million or $13.8 million if the underwriters’ option to purchase additional shares is exercised in full and excluding the proceeds, if any, from the exercise of the warrants issued pursuant to this offering.

Net proceeds to the issuer after underwriting discount and expenses:

We estimate that our net proceeds from the sale of common stock and warrants offered in this offering will be approximately $10.5 million, or approximately $12.2 million if the underwriters exercise in full their option to purchase additional shares and warrants, based upon the combined public offering price of $4.00 and after deducting the underwriting discounts and commissions, and the estimated offering expenses that are payable by us and excluding the proceeds, if any, from the exercise of the warrants issued pursuant to this offering.

Use of proceeds:

We intend to use the net proceeds from this offering for general corporate purposes including integration of recent acquisition; sales and marketing to support new product launches; and to fund our contributions to OncoSpire, our JV with Mayo.

Insider participation:

Certain of our officers and directors have indicated an interest in purchasing up to an aggregate of approximately $420,000 in shares of our common stock and warrants in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering.

Pricing date:	November 6, 2015.

Closing date:	November 12, 2015.

Underwriters:	Joseph Gunnar & Co, LLC, Feltl and Company, Inc. and Axiom Capital Management, Inc.

Description of the warrants offered by us:

The following is a brief summary of certain terms and conditions of the warrants and is subject in all respects to the provisions contained in the warrants.

Form. The warrants will be issued as individual warrant agreements to the investors. You should review a copy of the form of warrant, which is being filed as an exhibit to the registration statement, for a complete description of the terms and conditions applicable to the warrants.

Exercisability. The warrants are exercisable at any time after their original issuance, expected to be November 12, 2015, and at any time up to the date that is five years after their original issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of common stock underlying the warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise.  If a registration statement registering the issuance of the shares of common stock underlying the warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the warrant.

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to us.

Exercise Price. The exercise price per whole share of common stock purchasable upon exercise of the warrants is $5.00 per share of common stock. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not plan on applying to list the warrants on The NASDAQ Capital Market, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.